Noble Holding Corporation plc

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

November 24, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Noble Holding Corporation plc - Application for Withdrawal of Registration Statement on Form S-3ASR (File No. 333-228167), Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-228167) and Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-228167)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3ASR filed with the Securities and Exchange Commission (the “Commission”) by Noble Holding Corporation plc, formerly Noble Corporation plc (the “Registrant”), on November 5, 2018 (File No. 333-228167) (the “S-3ASR”), the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-228167) filed with the Commission by the Registrant on February 20, 2020 (the “POSASR”) and the Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-228167) filed with the Commission by the Registrant on February 20, 2020 (the “POS AM” and, collectively with the S-3ASR and the POSASR, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Registrant is no longer eligible to use Form S-3, and the Registrant has no plans to sell securities under the Registration Statement. As a result, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The S-3ASR and the POSASR each became effective upon filing with the Commission pursuant to Rule 462(e) promulgated under the Securities Act. The POS AM has not been declared effective by the Commission. The Registrant confirms that it has not offered or sold any securities pursuant to the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant, however, notes that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement have been credited for future use.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact David L. Emmons of Baker Botts L.L.P. at (214) 953-6414 or Clinton W. Rancher of Baker Botts L.L.P. at (713) 229-1820.

Sincerely,

NOBLE HOLDING CORPORATION PLC

/s/ William E. Turcotte
Senior Vice President, General Counsel and Corporate Secretary

cc:	Carina Dorin
Securities and Exchange Commission

David L. Emmons Baker Botts L.L.P.

Clinton W. Rancher Baker Botts L.L.P.